[LETTERHEAD OF STONEMOR PARTNERS L.P.]

July 7, 2009

The U.S. Securities & Exchange Commission

Attn: Larry Spirgel, Assistant Director

100 F Street, NE

Washington, DC 20549

Re:	StoneMor Partners L.P.

Forms 10-K for the fiscal year ended December 31, 2008

Filed March 31, 2009, and

Forms 10-Q and 10-Q/A for the period ended March 31, 2009

Filed May 11, 2009 and May 18, 2009, respectively

File No. 0-50910

Dear Mr. Spirgel:

We acknowledge receipt of your letter dated July 2, 2009. In view of vacation schedules and the necessity for review of the response by our independent auditors, our Audit Committee, and our counsel, we would expect to respond to your letter not later than August 15, 2009.

Very truly yours,

/s/ William R. Shane
William R. Shane
Executive Vice President and CFO
StoneMor GP LLC, general partner of
StoneMor Partners L.P.

cc: Joe Cascarano, SEC